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EXHIBIT 12

COMPUTATION OF RATIO OF INCOME FROM CONTINUING OPERATIONS
TO FIXED CHARGES
(Unaudited)

	Years Ended December 31:
(Dollars in millions)	2017	2016	2015	2014	2013
Income from continuing operations before income taxes(1)	$11,407	$12,332	$15,953	$19,993	$20,252
Add:
Fixed charges, excluding capitalized interest	1,880	1,709	1,500	1,556	1,575

Income as adjusted before income taxes	$13,286	$14,041	$17,453	$21,549	$21,827

Fixed charges:
Interest expense	1,273	1,206	$1,009	$1,025	$989
Capitalized interest	5	2	0	4	22
Portion of rental expense representative of interest	607	503	491	531	586

Total fixed charges	$1,885	$1,711	$1,500	$1,560	$1,597

Ratio of income from continuing operations to fixed charges	7.0	8.2	11.6	13.8	13.7

(1)
Income from continuing operations before income taxes excludes (a) amortization of capitalized interest and (b) the company's share in the income and losses of less-than-fifty percent owned affiliates.

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  EXHIBIT 12
COMPUTATION OF RATIO OF INCOME FROM CONTINUING OPERATIONS TO FIXED CHARGES (Unaudited)